NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

July 21, 2025

Anuja Majmudar

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       HNO International, Inc.

Offering Statement on Form 1-A

Filed April 29, 2025

File No. 024-12607

Dear Ms. Majmudar:

This is in response to the letter of comment of the Staff dated May 23, 2025, relating to the captioned Amendment No. 1 to the Offering Statement on Form 1-A of HNO International, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Offering Statement on Form 1-A

Cover Page

Comment No. 1: Please provide the legend required by Rule 254(a) of Regulation A. Refer to Part II(a)(4) of Form 1-A.

Please be advised that the required legend has been included on the cover page, in response to such comment.

Comment No. 2: Please revise the penultimate paragraph of the cover page to conform with the legend required by Part II(a)(5) of Form 1-A

Please be that the subject paragraph has been revised, in response to such comment.

Cautionary Statement Regarding Forward-Looking Statements, page 3

Comment No. 3: We note your statement that you undertake no obligation to update any forwardlooking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update information to the extent required by law.

Please be advised that the subject disclosure has been revised, in response to such comment.

1

Risk Factors, page 5

Comment No. 4: We note the exclusive forum provision included in Section 9.2 of your Amended and Restated Bylaws. Please provide risk factor disclosure related to your forum selection provision and discuss the effects that your exclusive forum provision may have on potential investors including, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Please be advised that a new risk factor has been added to the disclosure, in response to such comment.

Dilution, page 11

Comment No. 5: It appears your Pro forma net tangible book value per share as of January 31, 2025 for the 100%, 75% and 50% presentations is not correct. In this regard, it appears that you may have disclosed the correct amount on the line item Increase in net tangible book value per share after giving effect to this offering for each presentation. Please revise or tell us how your pro forma amounts were determined.

Please be advised that the dilution information has been revised.

Plan of Distribution, page 14

Comment No. 6: This section states that you reserve the right to engage FINRA-member brokerdealers. Please note that if the company enters into an agreement, after qualification, to retain a broker-dealer and the broker-dealer is acting as an underwriter then the company needs to file a post-qualification amendment to the offering statement identifying the broker-dealer and providing the required information on the plan of distribution. Also, you must file the agreement as an exhibit to the offering statement. Additionally, you should be aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department. Please revise the disclosure to indicate that the company will file a post-qualification amendment addressing the above information.

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

Plan of Distribution

Advertising, Sales and Other Promotional Materials, page 16

Comment No. 7: We note that you intend to use additional advertising, sales and other promotional materials in connection with this offering and that such materials “are not to be considered part of this Offering Circular.” Please clarify if these materials are the types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the Offering Circular pursuant to Part III, Item 17(13), or explain why no revision is necessary.

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

2

Business, page 18

Comment No. 8: We note you disclose on page 23 that as of the date of the Offering Circular, you had one full-time employee and no part-time employees. However, we also note you disclose that Mr. Owens is your President, Chief Executive Officer and Secretary and that Mr. Haririnia is your Treasurer. Please revise or advise.

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

Comment No. 9: We note that you had no revenue for the three-months ended January 31, 2025 and limited revenue for the fiscal year ended December 31, 2024. Please revise throughout to more clearly discuss the current stage of development of each of your principal products and services, including whether each is commercially available and current customers. If any products and services are in development, please disclose the anticipated timeline, material costs and steps that remain for commercial release. In that regard, we note you disclose that the first Hydrogen Farm located in Katy Texas is scheduled for full operation producing hydrogen in April 2025 and that you have taken delivery of the first 10 Hydrogen Carbon Cleaners for sale to customers in mid-March 2025.

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

Business

Our Products, page 19

Comment No. 10: We note your disclosure of expected expenditures and expected revenues over the next 15 - 20 months. Please tell us the consideration you gave to Item 10(b) of Regulation S-K.

Please be advised that additions to the subject disclosure have been made, in response to such comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 24

Comment No. 11: Expand your Overview section to explain the nature of and quantify the impact of the Company’s efforts to streamline operations and reduce overhead costs, as disclosed under the heading Results of Operations. Explain how streamlining efforts fit into your growth strategy to expand your product offerings and target markets as disclosed under Corporate Growth Strategy at page 22.

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

3

Results of Operations, page 24

Comment No. 12: Revise the discussion of Operating Expenses to quantify the amounts and the underlying reasons for the changes between comparative periods. For example, the interim period discussion may describe why general and administrative expenses decreased by $161,900, the recognition of stock-compensation expense of $265,502, and the reason for the increase in depreciation and amortization expense. We refer you to the requirements of Instruction 1 and 2 to Item 9(a) of Form 1-A.

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

Liquidity and Capital Resources, page 25

Comment No. 13: Expand your discussion of Liquidity and Capital Resources to disclose any material commitments for capital expenditures and disclose the general purpose of such commitments and the anticipated sources of funds to fulfill them, as required by Item 9(b)(2) of Form 1-A.

Please be advised that additions to the subject disclosure have been made, in response to such comment.

Directors, Executive Officers, Promoters and Control Persons, page 28

Comment No. 14: Please revise your disclosure regarding the background of your executive officers and directors to describe their business experience, principal occupations and employment during the past five years, including the dates and duration of their employment. For example, we note you disclose in footnotes (2) and (3) to your executive compensation table that Mr. Owens served as your President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary from April 30, 2021 to December 1, 2021.

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

Security Ownership of Certain Beneficial Owners and Management, page 29

Comment No. 15: Please revise the beneficial ownership table to reflect the total voting power of Donald Owens taking into account his shares of common stock and Series A Preferred Stock.

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

4

Certain Relationships and Related Party Transactions Advances from Related Party, page 32

Comment No. 16: We note your disclosure regarding advances from certain related parties. Please advise whether the related-party advances are memorialized in any written agreement. If so, please file the related-party agreement as an exhibit. If there are no written agreements, disclose when the advances are due and the respective balances of each party as of the most recent practicable date.

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

Unaudited Financial Statements for the Three Months Ended January 31, 2025 and 2024 Condensed Balance Sheets as of January 31, 2025 and October 31, 2024, page F-1

Comment No. 17: On page 20, you disclose that you have taken delivery of 10 hydrogen carbon cleaners for sale to customers in mid-March 2025. Your disclosure indicates that these items are held for sale in the ordinary course of business. Please disclose if the hydrogen carbon cleaners have been accounted for as inventory under ASC 330. If not, please explain their present accounting treatment, including the accounting guidance that is applicable.

Please be advised that revisions have been made, in response to such comment.

Condensed Statements of Operations, page F-2

Comment No. 18: We note your presentation of stock-based compensation as a separate line item in the statements of operations on pages F-2 and F-20. The significant accounting policy on pages F-9 and F-26 states that the expense is included within the same income statement lines as cash compensation for consultants and employees who receive the awards. Please revise the statements of operations presentation and the footnote to comply with SAB Topic 14.F.

Please be advised that revisions have been made, in response to such comment.

Note 2 - Financial Statement Restatement, page F-5

Comment No. 19: We note the interim period as of and for the three months ended January 31, 2024 presents additional adjustments that were not reflected as corrections during the fiscal year ended October 31, 2024 starting on page F-23. We refer you to adjustments to Property and equipment, net, Long-term asset, net, Right-of-use asset, and Lease liability. Please provide a description of the nature of these errors. See ASC 250-10-50-7.

Please be advised that revisions have been made, in response to such comment.

5

Note 3 - Summary of Significant Accounting Policies, page F-8

Comment No. 20: Please provide disclosure regarding segments, as required by ASC 280-10-50 and Accounting Standards Update No. 2023-07.

Please be advised that revisions have been made, in response to such comment.

Report of Independent Registered Public Accounting Firm, page F-18

Comment No. 21: Please have your auditor remove the language in the second paragraph under Basis for Opinion which states “and auditing standards generally accepted in the United States.” Please refer to PCAOB Auditing Standard 3101.

Please be advised that revisions have been made, in response to such comment.

General

Comment No. 22: You disclose that you are offering for sale a maximum of 50,000,000 shares of your common stock at a fixed price of $0.50-1.00 per share (to be fixed by postqualification supplement). To the extent you include a bona fide range and intend to include a fixed price after qualification pursuant to Rule 253(b), please revise to clarify when the fixed price for the offering will be established. Refer to Rule 253(c) and 253(g)(1).

Please be advised that revisions to the subject disclosure have been made, in response to such comment.

Comment No. 23: The subscription agreement filed as Exhibit 4.1 includes the following disclaimer: "In making an investment decision, investors must rely on their own examinations of the Company and the terms of the offering to which this Subscription Agreement relates, including the merits and risks involved. Each prospective investor should consult such investor’s own counsel, accountants and other professional advisors as to investment, legal, tax and other related matters concerning such investor’s proposed investment in the Company." Note that it is not appropriate to state or imply that investors cannot rely on the disclosure in the Offering Circular or Subscription Agreement. Please revise or remove this disclaimer.

Please be advised that revisions to the Subscription Agreement have been made, in response to such comment.

Comment No. 24: We note your disclosure regarding the selling shareholders. We are considering the disclosure and may have further comment. We will advise you once we have completed our consideration of this issue.

Please be advised that the disclosure relating to the selling shareholder has been updated throughout the document, to conform to the last discussions between the undersigned and the Staff, including Max Corey of the Small Business Policy Office (7/1/25), which format is now being presented in all relevant filings of the undersigned.

6

_________________________________

Further to recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

_________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,
NEWLAN LAW FIRM, PLLC By: /s/ Eric Newlan Eric Newlan Managing Member

cc: HNO International, Inc.

7